FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

29 April 2024

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5.6.1.

On 29 April 2024, 47,631,200 ordinary shares which were awaiting cancellation having been previously repurchased under the buy-back on the Hong Kong Stock Exchange, were cancelled. Following cancellation of those shares, HSBC Holdings plc has 18,829,384,795 ordinary shares of US$0.50 in issue. No shares are held in treasury.

Therefore, the total number of voting rights in HSBC Holdings plc is 18,829,384,795. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HSBC Holdings plc under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules and/or under Part XV of the Hong Kong Securities and Futures Ordinance. Any such notification should be sent to investorrelations@hsbc.com and shareholderquestions@hsbc.com.

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 29 April 2024